EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Nine Months Ended September 30, 2001

(Dollar Amounts in Thousands)

Potomac Edison Company
Earnings:
Net Income	$42,919
Fixed charges (see below)	28,009
Income taxes	20,282

Total earnings	$91,210

Fixed Charges:
Interest on long-term debt	$24,498
Other interest	1,910
Estimated interest
component of rentals	1,601

Total fixed charges	$28,009

Ratio of Earnings to	3.26
Fixed Charges